================================================================================



                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934











               [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     FOR THE FISCAL YEAR ENDED JULY 31, 1998



              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

        FOR THE TRANSITION PERIOD FROM                 TO
                                       ---------------    ---------------

                           COMMISSION FILE NO. 0-21526









        A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF ISSUER NAMED BELOW:

                  ZALE CORPORATION SAVINGS AND INVESTMENT PLAN



        B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICES:

                                ZALE CORPORATION
                            901 WEST WALNUT HILL LANE
                            IRVING, TEXAS 75038-1003




================================================================================

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS
AS OF JULY 31, 1998 AND 1997,
AND SUPPLEMENTAL SCHEDULES
AS OF JULY 31, 1998

TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of
Zale Corporation Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Zale Corporation Savings and Investment Plan (the "Plan") as of July 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years ended July 31, 1998 and 1997. These financial statements and supplemental schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of July 31, 1998 and 1997, and the changes in net assets available for benefits for the years ended July 31, 1998 and 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Dallas, Texas,
    January 15, 1999

                  ZALE CORPORATION SAVINGS AND INVESTMENT PLAN


                                      INDEX



                                                                                                         Page(s)
                                                                                                         -------
Statements of Net Assets Available for Plan Benefits as of
     July 31, 1998 and 1997                                                                                 2

Statements of Changes in Net Assets Available for Plan Benefits
     for the Years Ended July 31, 1998 and 1997                                                             3

Notes to Financial Statements                                                                            4 - 14

SUPPLEMENTAL SCHEDULES:

     Item 27a - Schedule of Assets Held for Investment Purposes
         as of July 31, 1998                                                                               15

     Item 27d - Schedule of Reportable Transactions
         for the Year Ended July 31, 1998                                                                16 - 20

                  ZALE CORPORATION SAVINGS AND INVESTMENT PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          AS OF JULY 31, 1998 AND 1997



                                                  1998            1997
                                              -----------     -----------
ASSETS:
    Investments, at fair market value-
       Cash and Short Term Investments        $ 2,012,585     $      --
       Common Stock Mutual Funds               31,477,406      31,269,545
       Bond Mutual Funds                        8,596,636      23,397,466
       Government Securities Mutual Funds      13,651,507            --
       Zale Corporation Common Stock            6,911,636       3,566,281
       Participants' loans                      2,039,595       1,779,238
                                              -----------     -----------

                  Total investments            64,689,365      60,012,530

    Receivables-
       Employer's contributions                 3,042,696       2,941,216
       Participants' contributions                259,336         270,507
                                              -----------     -----------

                  Total receivables             3,302,032       3,211,723
                                              -----------     -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS        $67,991,397     $63,224,253
                                              ===========     ===========







   The accompanying notes are an integral part of these financial statements.

                  ZALE CORPORATION SAVINGS AND INVESTMENT PLAN


         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                   FOR THE YEARS ENDED JULY 31, 1998 AND 1997



                                                                                        1998            1997
                                                                                   -------------   -------------
INCREASES IN NET ASSETS:
    Investment income-
        Net appreciation in fair value of investments                              $  2,344,582     $  8,398,554
        Interest and dividends                                                        3,183,915        1,573,764
                                                                                   -------------   -------------

                                                                                      5,528,497        9,972,318

    Contributions-
        Employer                                                                      3,042,696        2,941,216
        Participants                                                                  5,486,336        6,470,837
                                                                                   ------------    -------------

                                                                                      8,529,032        9,412,053

                  Total increases in net assets                                      14,057,529       19,384,371

DECREASES IN NET ASSETS:
    Payments to participants and beneficiaries                                        9,290,385        7,038,225
                                                                                   -------------   -------------

                  Total decreases in net assets                                       9,290,385        7,038,225
                                                                                   -------------   -------------

NET INCREASE IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS                                                       4,767,144       12,346,146

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                                                                63,224,253       50,878,107
                                                                                   ------------      -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                                                     $67,991,397      $63,224,253
                                                                                    ===========      ===========


   The accompanying notes are an integral part of these financial statements.

                  ZALE CORPORATION SAVINGS AND INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                             JULY 31, 1998 AND 1997



1.   DESCRIPTION OF PLAN:

The Zale Corporation Savings and Investment Plan (the "Plan") is a defined contribution retirement plan. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

Substantially all employees who are at least age 21 are eligible to participate in the Plan on the first day of the month after beginning employment. Employees covered under a collective bargaining agreement and certain nonresident aliens are excluded. See Note 7, Plan Amendments.

Contributions

Under the Plan, participants are permitted, subject to additional limitations for highly compensated participants, to voluntarily contribute, on a pretax basis, from 1% to 15% of their annual earnings to their Employee 401(k) Contribution Account. All participants are subject to Internal Revenue Service limitations on these elective deferrals. The maximum amount a participant can contribute is $9,500 for the calendar year 1997 and $10,000 for calendar year 1998.

Prior to August 1, 1998, Zale Corporation (the "Company") could make discretionary contributions to the Plan from its current and/or accumulated earnings and profits in such amounts as its Board of Directors would determine. This contribution was allocated to eligible participants based on the proportionate share of their eligible compensation. The Plan also provided that the Company make matching contributions ("Matching Contributions") to each eligible participant who voluntarily contributed to the Plan. Under this provision, the Company matches fifty cents in Zale Common Stock for every dollar contributed by participants up to two percent of the participant's annual earnings. To be eligible for these discretionary and matching contributions, participants must have been employed by the Company on the last date of the Plan year and must have completed 1,000 hours of service, as defined, during the Plan year. Additionally, to be eligible for the discretionary contribution, an employee must have worked twelve consecutive months for the Company. Effective August 1, 1998 the Company amended the Plan. See Note 7, Plan Amendments.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions in whole percent increments in any of the first seven investment options provided by the Plan through April 30, 1998. Due to amendments to the Plan structure, subsequent to April 30, 1998, a participant may direct contributions in whole percentage increments to investment options 8 through 13 below:

     1)  Crabbe Huson Special Fund                            Invests in stock of domestic and foreign companies.

     2)  Evergreen Foundation Trust Class A Fund              Invests in a mix of fixed income securities and stock to maintain a balance between stocks and bonds.

     3)  Janus Fund                                           Invests primarily in common stocks and the risk will be that associated with a fund fully vested in equities.

     4)  Morley Stable Value Fund                             Invests mainly in investment contracts issued by insurance companies and other financial institutions.

     5)  Strong Advantage Fund                                Invests in a diversified portfolio of investment-grade fixed income securities.

     6)  Vanguard Index 500 Portfolio Fund                    Invests to mirror the performance of the stock market as represented by the S&P 500.

     7)  Warburg Pincus Growth & Income Fund                  Invests mainly in stocks of domestic and foreign companies, fixed income securities, and money market securities.

     8)  Bond Investment Option                               This option seeks high current income, safety of principal and modest capital appreciation by investing primarily in domestic fixed income securities such as corporate bonds, U.S. government securities, certificates of deposit, commercial paper and other fixed income securities.

     9)  Growth and Income Investment Option                  This option seeks capital appreciation plus dividend and interest income through domestic and international common stocks, other equity securities, corporate and government bonds and short-term cash equivalents.

     10)  Growth Investment Option                            This option seeks capital appreciation by investing primarily in domestic common stocks and other equity securities, with a smaller allocation to international securities.

     11)  Aggressive Growth Investment Option                 This option aggressively seeks long-term capital appreciation. The funds in this option invest primarily in common stocks and other equity securities of small, rapidly-growing companies and also, larger companies with strong growth potential. This option invests primarily in domestic and international securities.

     12)  Global Investment Option                            This option seeks long-term capital appreciation by investing primarily in common stocks and other equity securities of companies based outside of the United States.

     13)  Zale Corporation Common Stock                       Participants may directly invest up to 25% of their retirement plan assets in Zale Corporation Common Stock.

Participants may change their investment options daily. Earnings or losses of the Plan are allocated to the participants based on their relative account balances in the respective investment programs of the Plan.

Loan Provisions

The Plan allows eligible participants to borrow from their Employee 401(k) Contribution and Rollover Accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime commercial lending rate at the time the loan is made plus 2%, as determined by the Plan Committee. Interest rates remained 10.5% through the Plan year. Principal and interest are paid ratably through semimonthly payroll deductions.

Vesting

A participant is automatically fully vested in Employee contributions plus actual earnings thereon. A participant becomes fully vested in the Employer 401(k) Matching Contributions after three years of service, and fully vested in Employer discretionary Profit Sharing Contributions after seven years of service. Additionally, full vesting occurs upon a participant's death, full and permanent disability, or retirement. Participants vest in the Plan as follows:

                                                  Vested Percent of                       Vested Percent of
        Years of Active Service       Employer 401(k) Matching Contributions       Profit Sharing Contributions
        -----------------------       --------------------------------------       ----------------------------
        Less than 1 year                               0                                         0
        1 year                                      33 1/3                                       0
        2 years                                     66 2/3                                       0
        3 years                                       100                                       20
        4 years                                                                                 40
        5 years                                                                                 60
        6 years                                                                                 80
        7 or more years                                                                        100

Participants are eligible to receive their vested interests in the Plan upon termination from the Company.

Distributions and Withdrawals

Upon retirement, a participant must withdraw the full value of their account in a single, lump-sum distribution or a direct rollover to an IRA. Upon termination of employment, a participant may withdraw the full value of their account, or if a participant's vested account is at least $5,000 they may leave the balance in the Plan until normal retirement age. Distribution of the participant's entire balance also becomes due upon death or total disability. Participants may make hardship withdrawals from their earned deferred contribution amounts or profit sharing contribution (exclusive of matching contributions) at specific times, subject to certain safe harbor restrictions.

Forfeited Accounts

Forfeited accounts may be used to reduce future employer contributions. At July 31, 1998 and 1997, forfeited nonvested accounts totaled $768,192 and $337,227, respectively. Of the forfeited account balance at July 31, 1998 and 1997, approximately $739,254 and $300,000, respectively, were used to reduce employer contributions in accordance with the plan document.

Tax Status

The Plan has received a favorable determination letter dated January 12, 1995, from the Internal Revenue Service stating that the Plan and the related trust are designed in accordance with the applicable provisions of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the letter; however, the Company and the Plan's tax counsel believe the Plan is designed and continues to operate in accordance with the provisions of the Code. The Plan is currently being reviewed for further revisions. Upon completion of these revisions, the Plan will submit an application for a new determination letter.

Plan Administration

The Plan is administered by the Plan Committee (the "Committee") which is appointed by the Company's Chairman of the Board of Directors. Assisting the Committee is a trustee appointed by the Board of Directors. Effective May 1, 1998, the Board of Directors of the Company appointed Wachovia Bank as the trustee of the Plan and PricewaterhouseCoopers LLP as the Plan recordkeeper. From August 1, 1995, to April 30, 1998, Charles Schwab Trust Company served as the trustee of the Plan and KPMG Peat Marwick LLP served as Plan recordkeeper. Additionally, the Committee retains the services of Capital Research & Consulting, an investment advisory firm, to monitor the fund performances.

2.   AMENDMENT OR TERMINATION OF THE PLAN:

The Company's Board of Directors has the right to amend or terminate the Plan or to reduce or stop contributions either temporarily or permanently at its sole discretion. If the Board exercised its right to stop contributions permanently or to terminate the Plan, the entire amount in each participant's account would be 100% vested and distributed under the direction of the Plan Committee. The Company's Board of Directors has no intention to terminate the Plan. See Note 7, Plan Amendments.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Investment Valuation and Income Recognition

Investments in mutual fund securities and the Company's common stock are valued at fair market value based on quoted market prices as of the Plan's year-end. Purchases and sales of securities are recorded on a trade-date basis. Through April 30, 1998, the Plan allowed participants to direct their investments into mutual fund securities among the Crabbe Huson Special Fund, Evergreen Foundation Trust Class A Fund, Janus Fund, Morley Stable Value Fund, Strong Advantage Fund, Vanguard Index 500 Portfolio Fund, and the Warburg Pincus Growth & Income Fund offered through Charles Schwab Trust Company. Effective May 1, 1998, the Plan offers five investment options, each a portfolio of mutual fund securities. The investment options are: Bond Investment, Growth and Income Investment, Growth Investment, Aggressive Growth Investment, and Global Investment. In addition, participants can make direct investments of up to 25% of their retirement plan assets in Zale Corporation Common Stock.

Administration Expenses

Administrative fees related to the Plan's investments are paid by the Company with no liability to the Plan. Expenses for the Plan year ended July 31, 1998, were approximately $330,000.

Basis of Accounting

The Plan uses the accrual method of accounting. The classifications in use at July 31, 1998, have been applied to the financial statements for July 31, 1997.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Distributions are recorded when paid.

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

At July 31, 1998 and 1997, the Plan had not paid $237,881 and $475,436, respectively, of benefits to participants who had requested distribution prior to year-end. These amounts are not included in liabilities in the accompanying statements of net assets available for plan benefits at July 31, 1998 and 1997.

The following is a reconciliation of net assets available for benefits per the financial statements and the Form 5500:

                                                                                   1998               1997
                                                                               -----------        -----------
     Net assets available for plan benefits per the financial statements       $67,991,397        $63,224,253

     Amounts allocated to withdrawing participants                                (237,881)          (475,436)
                                                                               -----------        -----------

     Net assets available for plan benefits per the Form 5500                  $67,753,516        $62,748,817
                                                                               ===========        ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                   1998               1997
                                                                                ----------         ----------
     Distributions to participants per the financial statements                 $9,290,385         $7,038,225

     Amounts  allocated to withdrawing participants at end of period               237,881            475,436

     Less - Amounts allocated to withdrawing participants at
         beginning of period                                                      (475,436)          (345,023)
                                                                                ----------         ----------

     Distributions to participants per the Form 5500                            $9,052,830         $7,168,638
                                                                                ==========         ==========

5.   INVESTMENTS:

The following investments are greater than 5% of ending net assets as of July 31, 1998 and 1997:

                                                 1998            1997
                                             -----------     -----------
Crabbe Huson Special Fund                    $      --       $ 5,264,156
Evergreen Foundation Trust Class A Fund             --        12,761,195
Janus Fund                                          --         3,613,907
Morley Stable Value Fund                            --        14,529,196
Strong Advantage Fund                               --         8,868,270
Vanguard Index 500 Portfolio Fund                   --         5,962,773
Warburg Pincus Growth and Income Fund               --         3,667,514
Zale Corporation Common Stock                  6,911,636       3,566,281
Bond Fund of America                           4,284,201            --
Oppenheimer Limited Term Government Fund       4,297,778            --
Franklin U.S. Government Securities Fund       4,306,348            --
Oppenheimer Strategic Income Fund              4,312,435            --
Putnam Equity Income Fund                      4,969,008            --
Oppenheimer Equity Income Fund                 5,036,356            --
Oppenheimer Quest Opportunity Value Fund       4,892,907            --
Income Fund of America                         5,047,381            --

As of July 31, 1998 and 1997, the Plan did not directly invest in any derivative financial instruments; however, the Bond Investment Option, Growth and Income Investment Option, Aggressive Growth Investment Option and the Global Investment Option held by the Plan include mutual funds that invest in derivative financial instruments. As described in the investments' prospectuses, futures, forwards and options are used only for the purpose of managing the funds' exposure to stock and bond markets and to fluctuations in interest rates and currency values. The derivative instruments in these investment options are immaterial to total Plan assets.

6. RELATED-PARTY TRANSACTIONS:

During 1998 and 1997, certain Plan investments were managed by Charles Schwab Trust Company. Charles Schwab Trust Company was the trustee as defined by the Plan through April 30, 1998; therefore, the transactions qualify as exempt party-in-interest. During 1998 Wachovia Bank managed certain Plan investments. Effective May 1, 1998, Wachovia Bank served as the trustee as defined by the Plan; therefore, the transactions qualify as exempt party-in-interest.

7.   PLAN AMENDMENTS

Effective August 1, 1998, the Plan requires new employees to complete twelve months of continuous service before becoming eligible to join the Plan. For plan years beginning after July 31, 1998 the Company will increase its matching contribution to one dollar in Zale Corporation Common Stock for every dollar an employee contributes up to 4% of annual earnings, subject to IRS limitations.

8.   DISCLOSURES BY FUND:

The following financial statements contain the required disclosures by fund of the activity of the Plan and are a part of the basic financial statements.

Statement by Fund of Net Assets Available for Plan Benefits as of July 31, 1998

                                                      Participant-Directed Investment Program (Wachovia Bank)
                                           ---------------------------------------------------------------------------
                                                                                           Aggressive
                                              Bond      Growth & Income      Growth          Growth          Global
                                           Investment      Investment      Investment      Investment      Investment
                                             Option          Option          Option          Option          Option
                                           -----------  ---------------    -----------     -----------     -----------
ASSETS:
  Investments, at fair market value-
    Cash and Short-Term Investments        $   362,070     $   604,952     $   226,038     $   237,350     $    82,488
    Common Stock Mutual Funds                     --        14,898,271       7,562,163       7,004,607       2,012,365
    Bond Mutual Funds                        8,596,636            --              --              --              --
    Government Securities Mutual Funds       8,604,126       5,047,381            --              --              --
    Zale Corporation Common Stock                 --              --              --              --              --
    Participants' loans                          4,519           7,443           5,317           6,114           1,595
                                           -----------     -----------     -----------     -----------     -----------

      Total investments                     17,567,351      20,558,047       7,793,518       7,248,071       2,096,448

  Receivables-
    Employer's contributions                   433,299         510,862         329,557         374,013          95,982
    Participants' contributions                 44,087          72,614          51,867          59,648          15,560
                                           -----------     -----------     -----------     -----------     -----------

      Total receivables                        477,386         583,476         381,424         433,661         111,542
                                           -----------     -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS     $18,044,737     $21,141,523     $ 8,174,942     $ 7,681,732     $ 2,207,990
                                           ===========     ===========     ===========     ===========     ===========
                                                           Participant
                                                          Directed and
                                                          Nonparticipant-
                                                            Directed
                                                           Investment
                                                            Program
                                                         ----------------

                                           Participant   Zale Corporation    Clearing         Total
                                              Loans        Common Stock      Account       Investments
                                           -----------   ----------------  -----------     -----------

ASSETS:
  Investments, at fair market value-
    Cash and Short-Term Investments        $    29,937     $   227,020     $   242,730     $ 2,012,585
    Common Stock Mutual Funds                     --              --              --        31,477,406
    Bond Mutual Funds                             --              --              --         8,596,636
    Government Securities Mutual Funds            --              --              --        13,651,507
    Zale Corporation Common Stock                 --         6,911,636            --         6,911,636
    Participants' loans                      2,013,012           1,595            --         2,039,595
                                           -----------     -----------     -----------     -----------

      Total investments                      2,042,949       7,140,251         242,730      64,689,365

  Receivables-
    Employer's contributions                      --         1,298,983            --         3,042,696
    Participants' contributions                   --            15,560            --           259,336
                                           -----------     -----------     -----------     -----------

      Total receivables                           --         1,314,543            --         3,302,032
                                           -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS     $ 2,042,949     $ 8,454,794     $   242,730     $67,991,397
                                           ===========     ===========     ===========     ===========

Statement by Fund of Net Assets Available for Plan Benefits as of July 31, 1997

                                        Participant-Directed Investment Program (Charles Schwab Trust Co.)
                                        ------------------------------------------------------------------
                                                            Evergreen
                                           Crabbe Huson     Foundation
                                             Special          Trust           Janus      Morley Stable
                                              Fund        Class A Fund        Fund         Value Fund
                                           -----------    ------------     -----------     -----------
ASSETS:
    Investments, at fair market value-
      Common Stock Mutual Fund             $ 5,264,156     $12,761,195     $ 3,613,907     $14,529,196
      Bond Mutual Fund                            --              --              --              --
      Zale Corporation Common Stock               --              --              --              --
      Participants' loans                        2,939           6,504           3,420           5,999
                                           -----------     -----------     -----------     -----------

                  Total investments          5,267,095      12,767,699       3,617,327      14,535,195

    Receivables-
      Employer's contributions                 170,000         391,000         136,000         459,000
      Participants' contributions               31,000          57,680          27,374          54,917
                                           -----------     -----------     -----------     -----------

                  Total receivables            201,000         448,680         163,374         513,917
                                           -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS     $ 5,468,095     $13,216,379     $ 3,780,701     $15,049,112
                                           ===========     ===========     ===========     ===========


                                   Participant-Directed Investment Program (Charles Schwab Trust Co.)
                                   ------------------------------------------------------------------
                                             Strong         Vanguard      Warburg Pincus
                                            Advantage       Index 500        Growth &
                                              Fund       Portfolio Fund    Income Fund
                                           -----------   ---------------  ------------
ASSETS:
    Investments, at fair market value-
      Common Stock Mutual Fund             $      --       $ 5,962,773     $ 3,667,514
      Bond Mutual Fund                       8,868,270            --              --
      Zale Corporation Common Stock               --              --              --
      Participants' loans                        3,937           4,437           2,274
                                           -----------     -----------     -----------

                  Total investments          8,872,207       5,967,210       3,669,788

    Receivables-
      Employer's contributions                 272,000         153,000         119,000
      Participants' contributions               36,709          39,837          22,990
                                           -----------     -----------     -----------

                  Total receivables            308,709         192,837         141,990
                                           -----------     -----------     -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS     $ 9,180,916     $ 6,160,047     $ 3,811,778
                                           ===========     ===========     ===========


                                                         Nonparticipant-
                                                            Directed
                                                           Investment
                                                            Programs
                                                        -----------------
                                                                             Total
                                           Participant  Zale Corporation   Investment
                                              Loans       Common Stock      Programs
                                           -----------  -----------------  -----------
ASSETS:
    Investments, at fair market value-
      Common Stock Mutual Fund             $      --       $      --       $31,269,545
      Bond Mutual Fund                            --              --        23,397,466
      Zale Corporation Common Stock               --         3,566,281       3,566,281
      Participants' loans                    1,749,728            --         1,779,238
                                           -----------     -----------     -----------

                  Total investments          1,749,728       3,566,281      60,012,530

    Receivables-
      Employer's contributions                    --         1,241,216       2,941,216
      Participants' contributions                 --              --           270,507
                                           -----------     -----------     -----------

                  Total receivables               --         1,241,216       3,211,723
                                           -----------     -----------     -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS     $ 1,749,728     $ 4,807,497     $63,224,253
                                           ===========     ===========     ===========

Statement by Fund of Changes in Net Assets Available for Plan Benefits for the Year Ended July 31, 1998

                                                         Participant-Directed Investment Program (Schwab Trust Co.)
                                                     ------------------------------------------------------------------
                                                       Crabbe            Evergreen
                                                        Huson            Foundation
                                                       Special             Trust             Janus         Morley Stable
                                                         Fund          Class A Fund          Fund           Value Fund
                                                     ------------      ------------      ------------      ------------
INCREASES IN NET ASSETS:
     Investment income-
         Net (depreciation) appreciation in fair
              value of investments                   $   (789,530)     $  1,165,044      $     52,350      $    706,858
         Interest and dividends                           592,473           399,315           651,652             8,954
                                                     ------------      ------------      ------------      ------------

                  Net investment income                  (197,057)        1,564,359           704,002           715,812

     Contributions-
         Employer                                            --                --                --                --
         Participant                                      395,952           762,239           410,225           760,298
         Participants' loan payments                       50,140            88,149            55,522           133,746
                                                     ------------      ------------      ------------      ------------

                  Total contributions                     446,092           850,388           465,747           894,044
                                                     ------------      ------------      ------------      ------------

                  Total increases in net assets           249,035         2,414,747         1,169,749         1,609,856

DECREASES IN NET ASSETS:
     Payments to participants and beneficiaries          (646,456)       (1,830,495)         (435,376)       (2,078,578)
     Loans                                                (94,976)         (178,518)          (67,131)         (175,516)
                                                     ------------      ------------      ------------      ------------

                  Total decreases in net assets          (741,432)       (2,009,013)         (502,507)       (2,254,094)
                                                     ------------      ------------      ------------      ------------

NET INCREASE (DECREASE) PRIOR TO
     INTERFUND TRANSFERS                                 (492,397)          405,734           667,242          (644,238)
                                                     ------------      ------------      ------------      ------------

INTERFUND TRANSFERS:
     Net transfers into (out of) funds                 (4,975,698)      (13,622,113)       (4,447,943)      (14,404,874)
                                                     ------------      ------------      ------------      ------------

NET INCREASE (DECREASE) IN NET ASSETS
     AVAILABLE FOR PLAN BENEFITS                       (5,468,095)      (13,216,379)       (3,780,701)      (15,049,112)

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     beginning of year                                  5,468,095        13,216,379         3,780,701        15,049,112
                                                     ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     end of year                                     $       --        $       --        $       --        $       --
                                                     ============      ============      ============      ============

                                                Participant-Directed Investment Program (Schwab Trust Co.)
                                                ----------------------------------------------------------
                                                                          Vanguard          Warburg
                                                       Strong             Index 500         Pincus
                                                      Advantage          Portfolio         Growth &
                                                        Fund                Fund         Income Fund
                                                     ------------      ------------      ------------
INCREASES IN NET ASSETS:
     Investment income-
         Net (depreciation) appreciation in fair
              value of investments                   $    (26,211)     $  1,094,617      $     (5,665)
         Interest and dividends                           390,125           134,492           623,789
                                                     ------------      ------------      ------------

                  Net investment income                   363,914         1,229,109           618,124

     Contributions-
         Employer                                            --                --                --
         Participant                                      460,112           773,996           313,791
         Participants' loan payments                       51,957            98,940            33,166
                                                     ------------      ------------      ------------

                  Total contributions                     512,069           872,936           346,957
                                                     ------------      ------------      ------------

                  Total increases in net assets           875,983         2,102,045           965,081

DECREASES IN NET ASSETS:
     Payments to participants and beneficiaries        (1,303,587)         (806,804)         (538,556)
     Loans                                               (122,009)         (106,967)          (64,391)
                                                     ------------      ------------      ------------

                  Total decreases in net assets        (1,425,596)         (913,771)         (602,947)
                                                     ------------      ------------      ------------

NET INCREASE (DECREASE) PRIOR TO
     INTERFUND TRANSFERS                                 (549,613)        1,188,274           362,134
                                                     ------------      ------------      ------------

INTERFUND TRANSFERS:
     Net transfers into (out of) funds                 (8,631,303)       (7,348,321)       (4,173,912)
                                                     ------------      ------------      ------------

NET INCREASE (DECREASE) IN NET ASSETS
     AVAILABLE FOR PLAN BENEFITS                       (9,180,916)       (6,160,047)       (3,811,778)

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     beginning of year                                  9,180,916         6,160,047         3,811,778
                                                     ------------      ------------      ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     end of year                                     $       --        $       --        $       --
                                                     ============      ============      ============







                                                  Participant-Directed Investment Program (Wachovia Bank)
                                                  -------------------------------------------------------
                                                                        Growth &
                                                         Bond             Income            Growth
                                                      Investment        Investment       Investment
                                                        Option            Option           Option
                                                     ------------      ------------      ------------
INCREASES IN NET ASSETS:
     Investment income-
         Net (depreciation) appreciation in fair
              value of investments                   $    (13,357)     $   (610,763)     $   (260,338)
         Interest and dividends                           226,942           105,560            45,022
                                                     ------------      ------------      ------------

                  Net investment income                   213,585          (505,203)         (215,316)

     Contributions-
         Employer                                         433,299           510,862           329,557
         Participant                                      279,263           452,033           318,754
         Participants' loan payments                       42,709            63,825            39,793
                                                     ------------      ------------      ------------

                  Total contributions                     755,271         1,026,720           688,104
                                                     ------------      ------------      ------------

                  Total increases in net assets           968,856           521,517           472,788

DECREASES IN NET ASSETS:
     Payments to participants and beneficiaries          (471,512)         (513,663)          (15,054)
     Loans                                                (33,510)          (66,723)          (57,474)
                                                     ------------      ------------      ------------

                  Total decreases in net assets          (505,022)         (580,386)          (72,528)
                                                     ------------      ------------      ------------

NET INCREASE (DECREASE) PRIOR TO
     INTERFUND TRANSFERS                                  463,834           (58,869)          400,260
                                                     ------------      ------------      ------------

INTERFUND TRANSFERS:
     Net transfers into (out of) funds                 17,580,903        21,200,392         7,774,682
                                                     ------------      ------------      ------------

NET INCREASE (DECREASE) IN NET ASSETS
     AVAILABLE FOR PLAN BENEFITS                       18,044,737        21,141,523         8,174,942

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     beginning of year                                       --                --                --
                                                     ------------      ------------      ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     end of year                                     $ 18,044,737      $ 21,141,523      $  8,174,942
                                                     ============      ============      ============


                                                     Participant-Directed Investment Program (Wachovia Bank)
                                                                  Aggressive
                                                                    Growth            Global
                                                                  Investment        Investment
                                                                    Option            Option
                                                                 ------------      ------------
INCREASES IN NET ASSETS:
     Investment income-
         Net (depreciation) appreciation in fair
              value of investments                               $   (472,779)     $    (55,430)
         Interest and dividends                                         7,640            11,396
                                                                 ------------      ------------

                  Net investment income                              (465,139)          (44,034)

     Contributions-
         Employer                                                     374,013            95,982
         Participant                                                  374,387            95,132
         Participants' loan payments                                   53,240            12,314
                                                                 ------------      ------------

                  Total contributions                                 801,640           203,428
                                                                 ------------      ------------

                  Total increases in net assets                       336,501           159,394

DECREASES IN NET ASSETS:
     Payments to participants and beneficiaries                       (33,578)           (1,578)
     Loans                                                            (66,530)          (18,246)
                                                                 ------------      ------------

                  Total decreases in net assets                      (100,108)          (19,824)
                                                                 ------------      ------------

NET INCREASE (DECREASE) PRIOR TO
     INTERFUND TRANSFERS                                              236,393           139,570
                                                                 ------------      ------------

INTERFUND TRANSFERS:
     Net transfers into (out of) funds                              7,445,339         2,068,420
                                                                 ------------      ------------

NET INCREASE (DECREASE) IN NET ASSETS
     AVAILABLE FOR PLAN BENEFITS                                    7,681,732         2,207,990

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     beginning of year                                                   --                --
                                                                 ------------      ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     end of year                                                 $  7,681,732      $  2,207,990
                                                                 ============      ============











                                                                  Participant Directed
                                                                           and
                                                                     Nonparticipant-
                                                                        Directed
                                                                       Investment
                                                                        Programs
                                                                     ----------------
                                                     Participant     Zale Corporation       Clearing          Total
                                                         Loans         Common Stock         Account        Investments
                                                     ------------    ----------------    ------------     ------------
INCREASES IN NET ASSETS:
     Investment income-
         Net (depreciation) appreciation in fair
              value of investments                   $       --        $  1,559,786      $       --       $  2,344,582
         Interest and dividends                              --             (13,445)             --          3,183,915
                                                     ------------      ------------      ------------     ------------

                  Net investment income                      --           1,546,341              --          5,528,497

     Contributions-
         Employer                                            --           1,298,983              --          3,042,696
         Participant                                         --              90,154              --          5,486,336
         Participants' loan payments                     (734,232)           10,731              --               --
                                                     ------------      ------------      ------------     ------------

                  Total contributions                    (734,232)        1,399,868              --          8,529,032
                                                     ------------      ------------      ------------     ------------

                  Total increases in net assets          (734,232)        2,946,209              --         14,057,529

DECREASES IN NET ASSETS:
     Payments to participants and beneficiaries           (26,266)         (831,612)          242,730       (9,290,385)
     Loans                                              1,065,496           (13,505)             --               --
                                                     ------------      ------------      ------------     ------------

                  Total decreases in net assets         1,039,230          (845,117)          242,730       (9,290,385)
                                                     ------------      ------------      ------------     ------------

NET INCREASE (DECREASE) PRIOR TO
     INTERFUND TRANSFERS                                  304,998         2,101,092           242,730        4,767,144
                                                     ------------      ------------      ------------     ------------

INTERFUND TRANSFERS:
     Net transfers into (out of) funds                    (11,777)        1,546,205              --               --
                                                     ------------      ------------      ------------     ------------

NET INCREASE (DECREASE) IN NET ASSETS
     AVAILABLE FOR PLAN BENEFITS                          293,221         3,647,297           242,730        4,767,144

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     beginning of year                                  1,749,728         4,807,497              --         63,224,253
                                                     ------------      ------------      ------------     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     end of year                                     $  2,042,949      $  8,454,794      $    242,730     $ 67,991,397
                                                     ============      ============      ============     ============

 Statement by Fund of Changes in Net Assets Available for Plan Benefits for the
                            Year Ended July 31, 1997


                                                      Participant-Directed Investment Program (Charles Schwab Trust Co.)
                                                      -----------------------------------------------------------------

                                                                         Evergreen
                                                       Crabbe Huson     Foundation                          Morley Stable
                                                         Special           Trust               Janus            Value
                                                          Fund          Class A Fund            Fund            Fund
                                                       ------------     ------------           -----        -------------
INCREASES IN NET ASSETS:
  Investment income-
    Net appreciation in fair value of investments     $  1,003,440      $  2,943,424      $    445,978      $    865,678
    Interest and dividends                                 176,517           556,856           202,059            29,052
                                                      ------------      ------------      ------------      ------------
                  Net investment income                  1,179,957         3,500,280           648,037           894,730

  Contributions-
    Employer's                                             428,964         1,004,432           196,961         1,396,608
    Participants'                                          870,257         1,361,570           439,520         1,815,445
    Participants' loan payments                             54,288           113,900            40,285            97,917
                                                      ------------      ------------      ------------      ------------

                  Total contributions                    1,353,509         2,479,902           676,766         3,309,970
                                                      ------------      ------------      ------------      ------------

                  Total increases in net assets          2,533,466         5,980,182         1,324,803         4,204,700

DECREASES IN NET ASSETS:
  Payments to participants and beneficiaries              (642,418)       (1,673,288)          (40,330)       (2,052,127)
  Loans - fiscal year 1997                                (167,532)         (241,972)          (70,243)         (231,097)
                                                      ------------      ------------      ------------      ------------

                  Total decreases in net assets           (809,950)       (1,915,260)         (110,573)       (2,283,224)
                                                      ------------      ------------      ------------      ------------

NET INCREASE (DECREASE) PRIOR TO INTERFUND
  TRANSFERS                                              1,723,516         4,064,922         1,214,230         1,921,476
                                                      ------------      ------------      ------------      ------------

INTERFUND TRANSFERS:
  Net transfers into (out of) funds                     (1,448,008)       (1,227,977)        2,566,471        (1,995,236)
                                                      ------------      ------------      ------------      ------------

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                                        275,508         2,836,945         3,780,701           (73,760)

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                      5,192,587        10,379,434                --        15,122,872
                                                      ------------      ------------      ------------      ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                         $  5,468,095      $ 13,216,379      $  3,780,701      $ 15,049,112
                                                      ============      ============      ============      ============



                                                    Participant-Directed Investment Program (Charles Schwab Trust Co.)
                                                    ------------------------------------------------------------------

                                                                          Vanguard
                                                         Strong           Index 500      Warburg Pincus
                                                        Advantage         Portfolio         Growth &
                                                          Fund              Fund          Income Fund
                                                        ---------         -=-------      --------------
INCREASES IN NET ASSETS:
  Investment income-
    Net appreciation in fair value of investments     $     87,263      $  1,215,862      $    974,411
    Interest and dividends                                 554,404            64,962            34,673
                                                      ------------      ------------      ------------

                  Net investment income                    641,667         1,280,824         1,009,084

  Contributions-
    Employer's                                             841,601           238,624           342,810
    Participants'                                          939,406           559,708           702,177
    Participants' loan payments                             64,512            52,680            56,164
                                                      ------------      ------------      ------------

                  Total contributions                    1,845,519           851,012         1,101,151
                                                      ------------      ------------      ------------

                  Total increases in net assets          2,487,186         2,131,836         2,110,235

DECREASES IN NET ASSETS:
  Payments to participants and beneficiaries            (1,269,223)          (89,922)         (523,357)
  Loans - fiscal year 1997                                (151,934)         (100,110)          (74,408)
                                                      ------------      ------------      ------------

                  Total decreases in net assets         (1,421,157)         (190,032)         (597,765)
                                                      ------------      ------------      ------------

NET INCREASE (DECREASE) PRIOR TO INTERFUND
  TRANSFERS                                              1,066,029         1,941,804         1,512,470
                                                      ------------      ------------      ------------

INTERFUND TRANSFERS:
  Net transfers into (out of) funds                       (491,469)        4,218,243        (1,622,024)
                                                      ------------      ------------      ------------

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                                        574,560         6,160,047          (109,554)

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                      8,606,356                --         3,921,332
                                                      ------------      ------------      ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                         $  9,180,916      $  6,160,047      $  3,811,778
                                                      ============      ============      ============



                                                                     Nonparticipant-
                                                                        Directed
                                                                       Investment
                                                                        Program
                                                                     ---------------
                                                                                                                 Total
                                                       Participant   Zale Corporation                         Investment
                                                          Loans        Common Stock        Unallocated         Programs
                                                       -----------   ----------------      -----------        ----------
INCREASES IN NET ASSETS:
  Investment income-
    Net appreciation in fair value of investments     $         --      $    862,498      $         --      $  8,398,554
    Interest and dividends                                      --                --           (44,759)        1,573,764
                                                      ------------      ------------      ------------      ------------

                  Net investment income                         --           862,498           (44,759)        9,972,318

  Contributions-
    Employer's                                                  --         2,476,689        (3,985,473)        2,941,216
    Participants'                                               --                --          (217,246)        6,470,837
    Participants' loan payments                           (479,746)               --                --                --
                                                      ------------      ------------      ------------      ------------

                  Total contributions                     (479,746)        2,476,689        (4,202,719)        9,412,053
                                                      ------------      ------------      ------------      ------------

                  Total increases in net assets           (479,746)        3,339,187        (4,247,478)       19,384,371

DECREASES IN NET ASSETS:
  Payments to participants and beneficiaries              (167,913)         (373,735)         (205,912)       (7,038,225)
  Loans - fiscal year 1997                               1,037,296                --                --                --
                                                      ------------      ------------      ------------      ------------

                  Total decreases in net assets            869,383          (373,735)         (205,912)       (7,038,225)
                                                      ------------      ------------      ------------      ------------

NET INCREASE (DECREASE) PRIOR TO INTERFUND
  TRANSFERS                                                389,637         2,965,452        (4,453,390)       12,346,146
                                                      ------------      ------------      ------------      ------------

INTERFUND TRANSFERS:
  Net transfers into (out of) funds                             --                --                --                --
                                                      ------------      ------------      ------------      ------------

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                                        389,637         2,965,452        (4,453,390)       12,346,146

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                      1,360,091         1,842,045         4,453,390        50,878,107
                                                      ------------      ------------      ------------      ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                         $  1,749,728      $  4,807,497      $         --      $ 63,224,253
                                                      ============      ============      ============      ============

                                                                      SCHEDULE I

                  ZALE CORPORATION SAVINGS AND INVESTMENT PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               AS OF JULY 31, 1998


                                 EIN: 75-0675400

                                    PLAN #002



    (a)                    (b)                                                      (c)
                        Identity
                        of Issuer                     Shares              Description of Investment
           -------------------------------------    ---------    --------------------------------------------
           SHORT-TERM INVESTMENTS/CASH:
*            Wachovia Bank                          2,012,585    ST Investment Fund/Cash

           MUTUAL FUNDS:                                         Bond Investment Option:
             Oppenheimer                              420,938       Oppenheimer Ltd Term Government Fund
             Oppenheimer                              889,162       Oppenheimer Strategic Income Fund
             American Funds                           306,891       Bond Fund of America
             Franklin Templeton                       623,205       Franklin U.S. Government Securities Fund
                                                                 Growth & Income Investment Option:
             American Funds                           276,569       Income Fund of America
             Oppenheimer                              328,529       Oppenheimer Equity Income Fund
             Oppenheimer                              130,061       Oppenheimer Quest Opportunity Value Fund
             Putnam Mutual Funds                      302,435       Putnam Equity Income Fund
                                                                 Growth Investment Option:
             Franklin Templeton                       100,751       Mutual Qualified Fund
             Massachusetts Financial Services          96,460       Massachusetts Investors Growth Stock Fund
             Oppenheimer                               84,831       Oppenheimer Quest Value Fund
             American Funds                            57,183       Washington Mutual Investors Fund
                                                                 Aggressive Growth Investment Option:
             Davis                                     74,106       Davis NY Venture Fund
             Franklin Templeton                        75,979       Franklin California Growth Fund
             Franklin Templeton                        75,868       Franklin Small Capital Growth Fund
             Massachusetts Financial Services          72,593       MFS Research Fund
                                                                 Global Investment Option:
             American Funds                            17,582       Europacific Growth Fund
             Oppenheimer                               10,801       Oppenheimer Global Fund
             Franklin Templeton                        24,690       Templeton Growth Fund
             GAM Services                              14,977       GAM International Fund
     *     ZALE CORPORATION                           222,956    Zale Corporation Common Stock, par value $.01
     *     PARTICIPANT LOANS                              N/A    Participant loans, interest rates at 10.5%

    (a)                    (b)                           (d)             (e)
                        Identity                                       Current
                        of Issuer                        Cost           Value**
           -------------------------------------      ----------      ---------
           SHORT-TERM INVESTMENTS/CASH:
*            Wachovia Bank                            $2,012,585      2,012,585

           MUTUAL FUNDS:
             Oppenheimer                               4,313,685      4,297,778
             Oppenheimer                               4,351,361      4,312,435
             American Funds                            4,300,047      4,284,201
             Franklin Templeton                        4,287,678      4,306,348

             American Funds                            5,192,921      5,047,381
             Oppenheimer                               5,107,897      5,036,356
             Oppenheimer                               5,129,046      4,892,907
             Putnam Mutual Funds                       5,141,028      4,969,008

             Franklin Templeton                        2,009,237      1,889,089
             Massachusetts Financial Services          1,930,295      1,896,409
             Oppenheimer                               1,957,378      1,873,058
             American Funds                            1,933,970      1,903,607

             Davis                                     1,859,229      1,801,523
             Franklin Templeton                        1,877,794      1,749,031
             Franklin Templeton                        1,928,970      1,666,818
             Massachusetts Financial Services          1,818,722      1,787,235

             American Funds                              526,834        509,182
             Oppenheimer                                 509,906        496,646
             Franklin Templeton                          530,588        488,624
             GAM Services                                502,732        517,913
     *     ZALE CORPORATION                            4,347,748      6,911,636
     *     PARTICIPANT LOANS                                -         2,039,595


* Column (a) indicates each identified person/entity known to be a party-in-interest.

** Investments in mutual fund securities are stated at fair value based on quoted market prices.

      This supplemental schedule lists assets held for investment purposes as of July 31, 1998, as required by the Department of Labor Rules and
                   Regulations for Reporting and Disclosure.

                                                                     SCHEDULE II

                  ZALE CORPORATION SAVINGS AND INVESTMENT PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED JULY 31, 1998

                                 EIN: 75-0675400

                                    PLAN #002



             (a)                                    (b)                            (c)            (d)            (g)



                                                                                Purchase        Selling         Cost of
   Identity of Party Involved              Description of Asset                   Price          Price           Asset
--------------------------------  ----------------------------------------     ----------     -----------     -----------
INDIVIDUAL TRANSACTIONS

   Charles Schwab Trust Co.       Crabbe Huson Special Fund
                                     Sales                                     $        -     $ 4,467,230     $ 4,715,902

   Charles Schwab Trust Co.       Evergreen Foundation Trust Class A Fund
                                     Sales                                              -      13,446,015      10,157,901

   Charles Schwab Trust Co.       Janus Fund
                                     Sales                                              -       4,631,124       4,215,207

   Charles Schwab Trust Co.       Morley Stable Value Fund
                                     Sales                                              -       4,000,000       3,560,717

   Charles Schwab Trust Co.       Strong Advantage Fund
                                     Sales                                              -       8,295,822       8,277,164

   Charles Schwab Trust Co.       Vanguard Index 500 Portfolio Fund
                                     Sales                                              -       8,346,124       6,426,261

   Charles Schwab Trust Co.       Warburg Pincus Growth & Income Fund
                                     Sales                                              -       4,471,236       4,001,292

   Wachovia Bank                  Income Fund of America
                                     Purchase                                   3,818,541               -       3,818,541

             (a)                      (h)           (i)
                                    Current
                                   Value of
                                   Asset on
                                  Transaction       Net
   Identity of Party Involved         Date       Gain/(Loss)
--------------------------------  -----------    -----------
INDIVIDUAL TRANSACTIONS

   Charles Schwab Trust Co.
                                  $ 4,467,230    $ (248,671)

   Charles Schwab Trust Co.
                                   13,446,015     3,288,113

   Charles Schwab Trust Co.
                                    4,631,124       415,917

   Charles Schwab Trust Co.
                                    4,000,000       439,283

   Charles Schwab Trust Co.
                                    8,295,822        18,658

   Charles Schwab Trust Co.
                                    8,346,124     1,919,863

   Charles Schwab Trust Co.
                                    4,471,236       469,944

   Wachovia Bank
                                    3,818,541             -

Columns (e) and (f) do not apply to this schedule as there were no lease rental or transaction expenses involved.

   This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of plan assets at the beginning of the year as required by the Department of Labor Rules and
                   Regulations for Reporting and Disclosure.

                                                                     SCHEDULE II

                  ZALE CORPORATION SAVINGS AND INVESTMENT PLAN


                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED JULY 31, 1998


                                 EIN: 75-0675400

                                    PLAN #002



             (a)                                       (b)                            (c)            (d)            (g)



                                                                                  Purchase         Selling         Cost of
   Identity of Party Involved                 Description of Asset                  Price           Price           Asset
--------------------------------     ----------------------------------------    -----------     -----------     -----------
INDIVIDUAL TRANSACTIONS (Continued)

   Wachovia Bank                     Morley Stable Value
                                        Sales                                    $         -     $ 4,000,000     $ 3,560,717

   Wachovia Bank                     Morley Stable Value
                                        Sales                                              -       9,848,127       8,690,932

   Wachovia Bank                     Oppenheimer Equity Income Fund
                                        Purchase                                   3,818,541              -        3,818,541

   Wachovia Bank                     Oppenheimer Quest for Value Fund
                                        Purchase                                   3,818,541              -        3,818,541

   Wachovia Bank                     Putnam Equity Income Fund
                                        Purchase                                   3,818,541              -        3,818,541

   Wachovia Bank                     Short Term Investment Fund
                                        Purchase                                  43,662,131              -       43,662,131
                                        Purchase                                  13,032,918              -       13,032,918
                                        Purchase                                  15,746,563              -       15,746,563
                                        Purchase                                   9,848,217              -        9,848,217
                                        Purchase                                   5,117,304              -        5,117,304
                                        Purchase                                   5,257,899              -        5,257,899

             (a)                         (h)           (i)
                                       Current
                                      Value of
                                      Asset on
                                     Transaction       Net
   Identity of Party Involved            Date       Gain/(Loss)
--------------------------------     -----------    -----------
INDIVIDUAL TRANSACTIONS (Continued)

   Wachovia Bank
                                     $ 4,000,000    $   439,283

   Wachovia Bank
                                       9,848,127      1,157,195

   Wachovia Bank
                                       3,818,541              -

   Wachovia Bank
                                       3,818,541              -

   Wachovia Bank
                                       3,818,541              -

   Wachovia Bank
                                      43,662,131              -
                                      13,032,918              -
                                      15,746,563              -
                                       9,848,217              -
                                       5,117,304              -
                                       5,257,899              -

Columns (e) and (f) do not apply to this schedule as there were no lease rental or transaction expenses involved.

   This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of plan assets at the beginning of the year as required by the Department of Labor Rules and
                   Regulations for Reporting and Disclosure.

                                                                     SCHEDULE II

                  ZALE CORPORATION SAVINGS AND INVESTMENT PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED JULY 31, 1998

                                 EIN: 75-0675400

                                    PLAN #002


                   (a)                              (b)                         (c)            (d)            (g)



                                                                              Purchase        Selling        Cost of
   Identity of Party Involved               Description of Asset               Price           Price          Asset
--------------------------------  ----------------------------------------   ----------     -----------    ------------
SERIES OF TRANSACTIONS

   Charles Schwab Trust Co.       Crabbe Huson Special Fund
                                     Sales                                   $        -     $ 5,985,432    $  6,218,526
                                     Purchases                                  952,520               -         952,520

   Charles Schwab Trust Co.       Evergreen Foundation Trust Class A Fund
                                     Sales                                            -      16,304,898      12,410,483
                                     Purchases                                1,934,677               -       1,934,677

   Charles Schwab Trust Co.       Janus Fund
                                     Sales                                            -       5,815,290       5,318,274
                                     Purchases                                1,476,948               -       1,476,948

   Charles Schwab Trust Co.       Morley Stable Value Fund
                                     Sales                                            -       8,125,253       7,287,661
                                     Purchases                                2,568,458               -       2,568,458

   Charles Schwab Trust Co.       Strong Advantage Fund
                                     Sales                                            -      10,814,213      10,784,292
                                     Purchases                                1,635,857               -       1,635,857

   Charles Schwab Trust Co.       Vanguard Index 500 Portfolio Fund
                                     Sales                                            -      10,289,639       8,026,539
                                     Purchases                                3,400,877               -       3,400,877

                   (a)                (h)             (i)
                                   Current
                                   Value of
                                   Asset on
                                  Transaction         Net
   Identity of Party Involved        Date          Gain/(Loss)
--------------------------------  ------------     -----------
SERIES OF TRANSACTIONS

   Charles Schwab Trust Co.
                                  $  5,985,432     $ (233,094)
                                       952,520              -

   Charles Schwab Trust Co.
                                    16,304,898      3,894,415
                                     1,934,677              -

   Charles Schwab Trust Co.
                                     5,815,290        497,016
                                     1,476,948              -

   Charles Schwab Trust Co.
                                     8,125,253              -
                                     2,568,458              -

   Charles Schwab Trust Co.
                                    10,814,213         29,921
                                     1,635,857              -

   Charles Schwab Trust Co.
                                    10,289,639      2,263,100
                                     3,400,877              -

Columns (e) and (f) do not apply to this schedule as there were no lease rental or transaction expenses involved.

   This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of plan assets at the beginning of the year as required by the Department of Labor Rules and
                   Regulations for Reporting and Disclosure.

                                                                     SCHEDULE II

                  ZALE CORPORATION SAVINGS AND INVESTMENT PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED JULY 31, 1998

                                 EIN: 75-0675400

                                    PLAN #002



                   (a)                              (b)                         (c)            (d)            (g)



                                                                              Purchase        Selling        Cost of
   Identity of Party Involved               Description of Asset               Price           Price          Asset
--------------------------------  ----------------------------------------   ----------     -----------    ------------
SERIES OF TRANSACTIONS (Continued)

   Charles Schwab Trust Co.       Warburg Pincus Growth & Income Fund
                                     Sales                                   $        -     $4,551,937     $  4,074,217
                                     Purchases                                   70,609              -           70,609

   Wachovia Bank                  Income Fund of America
                                     Sales                                            -        188,000          190,592
                                     Purchases                                5,383,513              -        5,383,513

   Wachovia Bank                  Bond Fund
                                     Sales                                            -        346,589          347,486
                                     Purchases                                4,647,533              -        4,647,533

   Wachovia Bank                  Franklin US Government Fund
                                     Sales                                            -        342,381          341,211
                                     Purchases                                4,628,889              -        4,628,889

   Wachovia Bank                  Morley Stable Value Fund
                                     Sales                                            -      9,848,127        8,690,932

   Wachovia Bank                  Oppenheimer Equity Income Fund
                                     Sales                                            -        256,098          255,707
                                     Purchases                                5,363,604              -        5,363,604

                   (a)                (h)             (i)
                                   Current
                                   Value of
                                   Asset on
                                  Transaction         Net
   Identity of Party Involved        Date          Gain/(Loss)
--------------------------------  ------------     -----------
SERIES OF TRANSACTIONS (Continued)

   Charles Schwab Trust Co.
                                  $  4,551,937     $   477,720
                                        70,609               -

   Wachovia Bank
                                       188,000          (2,592)
                                     5,383,513               -

   Wachovia Bank
                                       346,589            (897)
                                     4,647,533               -

   Wachovia Bank
                                       342,381           1,170
                                     4,628,889               -

   Wachovia Bank
                                     9,848,127       1,157,195

   Wachovia Bank
                                       256,098             391
                                     5,363,604               -

Columns (e) and (f) do not apply to this schedule as there were no lease rental or transaction expenses involved.

   This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of plan assets at the beginning of the year as required by the Department of Labor Rules and
                   Regulations for Reporting and Disclosure.

                                                                     SCHEDULE II

                  ZALE CORPORATION SAVINGS AND INVESTMENT PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED JULY 31, 1998

                                 EIN: 75-0675400

                                    PLAN #002


                   (a)                              (b)                          (c)             (d)            (g)



                                                                               Purchase        Selling         Cost of
   Identity of Party Involved               Description of Asset                Price           Price           Asset
--------------------------------  ----------------------------------------   ------------   -------------    ------------
SERIES OF TRANSACTIONS (Continued)

   Wachovia Bank                  Oppenheimer Ltd Term Government Fund
                                     Sales                                   $          -   $    337,585     $    338,516
                                     Purchases                                  4,652,201              -        4,652,201

   Wachovia Bank                  Oppenheimer Quest for Value Fund
                                     Sales                                              -        199,360          202,217
                                     Purchases                                  5,331,262              -        5,331,262

   Wachovia Bank                  Oppenheimer Strategic Fund
                                     Sales                                              -        306,412          309,358
                                     Purchases                                  4,660,719              -        4,660,719

   Wachovia Bank                  Putnam Equity Income Fund
                                     Sales                                              -        205,717          207,442
                                     Purchases                                  5,348,471              -        5,348,471

   Wachovia Bank                  Short Term Investment Fund
                                     Sales                                              -    121,031,093      121,031,093
                                     Purchases                                123,055,981          -          123,055,981

               (a)                    (h)              (i)
                                   Current
                                   Value of
                                   Asset on
                                   Transaction         Net
   Identity of Party Involved         Date          Gain/(Loss)
--------------------------------  ------------     -----------
SERIES OF TRANSACTIONS (Continued)

   Wachovia Bank
                                   $    337,585    $      (931)
                                      4,652,201              -

   Wachovia Bank
                                        199,360         (2,857)
                                      5,331,262              -

   Wachovia Bank
                                        306,412         (2,946)
                                      4,660,719              -

   Wachovia Bank
                                        205,717         (1,725)
                                      5,348,471              -

   Wachovia Bank
                                    121,031,093              -
                                    123,055,981              -


Columns (e) and (f) do not apply to this schedule as there were no lease rental or transaction expenses involved.

   This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of plan assets at the beginning of the year as required by the Department of Labor Rules and
                   Regulations for Reporting and Disclosure.

                                   SIGNATURES




     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee for the Zale Corporation Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, as of the 25th day of January, 1999.



                               ZALE CORPORATION SAVINGS AND INVESTMENT PLAN


    January 25, 1999                         By:      /s/ MARK R. LENZ
                                                  ------------------------------

                                                          Mark R. Lenz
                                                      Senior Vice President,
                                                     Controller and Chairman,
                                                          Plan Committee

                               Index to Exhibits


Exhibit
Number         Description
-------        -----------
 23            Consent of Authur Andersen